FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 001-34368

CHEMSPEC INTERNATIONAL LIMITED

3, Lane 1273, Tongpu Road

Shanghai 200333

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

TABLE OF CONTENTS

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMSPEC INTERNATIONAL LIMITED

By:	/s/ Bing Zhu
Name:	Bing Zhu
Title:	Chief Financial Officer

Date: June 24, 2009

Exhibit 99.1

Chemspec International Limited Announces Pricing of Initial Public Offering of its American Depositary

Shares

SHANGHAI and NEW YORK, June 24 /PRNewswire-Asia/ — Chemspec International Limited (NYSE: CPC) (“Chemspec”) today announced the pricing of its initial public offering of 8,087,000 American Depositary Shares (ADSs), each of which represents 60 ordinary shares of Chemspec, at $9 per ADS. Chemspec is offering 6,328,000 ADSs and the selling shareholders are offering 1,759,000 ADSs in the offering. The underwriters have a 30-day option to purchase up to an additional 97,000 ADSs from Chemspec and 1,116,000 ADSs from the selling shareholders to cover over-allotments.

The ADSs will begin trading on the New York Stock Exchange today, June 24, 2009, under the ticker symbol “CPC.”

Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are the Joint Bookrunners of the offering. Oppenheimer & Co. Inc. and Piper Jaffray & Co. are also underwriters of the offering.

A registration statement relating to these securities has been declared effective by the United States Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering of the securities is being made only by means of a written prospectus forming a part of the effective registration statement. A copy of the prospectus relating to the offering may be obtained by contacting Credit Suisse Securities (USA) LLC, Prospectus Department at Eleven Madison Avenue, New York, New York 10010-3629, USA; telephone number: 1-800-221-1037; or Citigroup Global Markets Inc. at Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, USA; telephone number: 1-800-831-9146.

About Chemspec International Limited

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals and the largest manufacturer of fluorinated specialty chemicals in China based on sales. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec’s end users. Chemspec’s customers and end users include electronics, pharmaceutical and agrochemical companies.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Christensen

In New York

Kathy Li

Tel: +1-212-618-1978

Email: kli@christensenir.com

In Hong Kong

Tip Fleming

Tel: +852-9212-0684

Email: tfleming@christensenir.com

SOURCE Chemspec International Limited